Exhibit 21

Subsidiaries

(1)	China Xing De (BVI) Limited, a British Virgin Islands company (“Yulong BVI”)

(2)	China Xing De (Hong Kong) Limited, a Hong Kong company (“Yulong HK”) which is wholly-owned by Yulong BVI

(3)	Zhengzhou Xing De Enterprise Management & Consulting Co., Ltd., a People’s Republic of China company which is wholly-owned by Yulong HK